BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

04036807

BAA

27 August 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

RECEIVED
2004 SEP 10 P 12:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

S. Cox

for **Head of Investor Relations**

PROCESSED
SEP 13 2004
THOMSON
FINANCIAL

9/13

To: Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 171 932 6736

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 27 August 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Friday 27 August 2004

Change to BAA plc board

Brian Collie is to step down as Group Retail Director of BAA and as a member of the BAA plc board and will leave the company towards the end of this year. A search process has begun to identify a successor. Mr Collie has been with BAA for 12 years and has been a member of the BAA plc board for seven years, during which time BAA's retail business has delivered strong growth in sales and profitability.

Mike Clasper, Chief Executive said:
"Brian has been the key player in establishing BAA as the world's leading airport retailer and we will be very sorry to lose him. But we respect his decision and wish him well for the future and will now concentrate upon identifying the right successor. Our retail team is strong and I have no doubt that we will continue to deliver the powerful retail performance that underpins the business."

Brian Collie comments:
"This is a purely personal decision, based upon my desire to pursue a different lifestyle and I will not be seeking any full time executive position in the airport or retail industry in the future. I will work closely with Mike Clasper and the team to ensure a smooth transition for the business."

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Duncan Bonfield, BAA plc**
Tel + 44 (0) 207 932 6831